Exhibit 99.1

Nuvini Group Announces Reverse Stock Split

NEW YORK, Oct. 02, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading serial acquirer in the Latin American SaaS sector, today announced that its Board of Directors has approved a 10-to-1 reverse stock split of its common stock, effective as of market open on October 6, 2025.

Under the terms of the reverse split, every ten shares of Nuvini common stock issued and outstanding will be automatically combined into one share. The reverse split will reduce the number of outstanding shares from 100,326,678 to approximately 10,032,668 shares. No fractional shares will be issued; any fractional share resulting from the reverse split will be rounded up to the nearest whole share.

Following the reverse split, Nuvini’s common stock will continue to trade on Nasdaq under the symbol “NVNI” but will be assigned a new CUSIP number.

Shareholders with shares held in brokerage accounts will have their positions automatically adjusted. Registered shareholders will receive instructions from the company’s transfer agent, Continental Stock Transfer & Trust Company, regarding the exchange of their share certificates.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us